                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 7)*

                    Arrow International, Inc.
                    ------------------------
                        (Name of Issuer)

                   Common Stock, No Par Value
                   --------------------------
                 (Title of Class of Securities)

                            042764100
                            ---------
                         (CUSIP Number)

Check  the  following  box  if a fee  is  being  paid  with  this
statement  /   /.   (A  fee is not required only  if  the  filing
person: (1) has a previous statement on file reporting beneficial ownership  of  more than five percent of the class of  securities described  in  Item 1; and (2) has filed no amendment  subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The  remainder  of this cover page shall be  filled  out  for  a reporting  person's initial filing on this form with  respect  to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of  this  cover  page shall  not be deemed to be "filed" for the purpose of Section  18 of  the  Securities  Exchange Act of 1934  ("Act")  or  otherwise subject  to the liabilities of that section of the Act but  shall be  subject to all other provisions of the Act (however, see  the
Notes).

SEC 1745 (2-95)

CUSIP No. 042764100                          Page 2 of 4 Pages
          ---------                          -----------------
                               13G
--------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert L. McNeil, Jr.

--------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                              (a) /   /
                              (b) /   /
--------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------
     NUMBER OF     5. SOLE VOTING POWER
     SHARES            2,231,844
     BENEFICIALLY  -------------------------------------------
     OWNED BY      6. SHARED VOTING POWER
     EACH              50,000
     REPORTING     -------------------------------------------
     PERSON        7. SOLE DISPOSITIVE POWER
     WITH              2,231,844
                   -------------------------------------------
                   8. SHARED DISPOSITIVE POWER
                       50,000
-----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,281,844
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     /     /
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.4%
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------

 This Statement constitutes Amendment No. 7 to the Statement on Schedule 13G filed by the undersigned with the Securities and Exchange Commission ("SEC")
on February 15, 1993, as amended in February 1995, February
1996, February 1998, February 1999, February 2000 and February
2001 (the "Schedule 13G"), with respect to the Common Stock, No Par Value, of Arrow International, Inc., a Pennsylvania Corporation, pursuant to SEC
Rule 13d-c.

  Other than as set forth herein, there has been no change in the information reported in the Schedule 13G.

Item 4.   Ownership
          ---------

  Mr. McNeil's response to Item 4 of the Schedule 13G is
hereby amended and supplemented by the following:

   (a)     Total Amount Beneficially Owned:          2,281,844*
                                                     ----------

   (b)     Percent of Class:                              10.4%
                                                          -----

   (c)     Number of shares as to which such person has:

                 (i) sole power to vote or to
                     direct the vote                  2,231,844
                                                      ---------

                (ii) shared power to vote or to
                     direct the vote                     50,000
                                                      ---------

               (iii) sole power to dispose or to
                     direct the disposition of        2,231,844
                                                      ---------

                (iv) shared power to dispose or to
                     direct the disposition of           50,000
                                                      ---------

 *Includes 50,000 shares held by a charitable foundation of which Mr. McNeil, a former director of the Company, is the president and one of twelve directors who have shared power to vote and dispose of the shares of Common Stock held by such foundation.  Excludes 2,312,247 shares held by Hare & Co., as nominee for the McNeil Trust, of which Mr. McNeil was the grantor for the benefit of Mr.
McNeil and his lineal descendants. Mr. McNeil declaims beneficial ownership of such shares held in the McNeil Trust.

                        Page 3 of 4 pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.

February 14, 2002

                          By: /s/Robert L. McNeil, Jr.
                              -----------------------

                                 Robert L. McNeil, Jr.

                        Page 4 of 4 pages